FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST TO ACQUIRE ROCKY MOUNTAIN ENERGY CORP.

Acquisition to add 1,500 boe/day of existing production

Calgary, AB-August 5, 2004 – Enterra Energy Trust ("Enterra") (NASDAQ: EENC, TSX: ENT.UN) and Rocky Mountain Energy Corp. ("Rocky") (TSXV: RME) today announced the signing of an agreement whereby Enterra will acquire, by way of Plan of Arrangement, all of the issued and outstanding common shares of Rocky. Each Rocky common share will be exchanged for either 0.35078 Enterra trust units, exchangeable shares or cash, up to a maximum of C$10 million. The Enterra trust units and exchangeable shares have been valued at C$17.39 based on the recent 10-day weighted average trading price of Enterra trust units on Nasdaq, valuing the common shares of Rocky at C$6.10 per share. The transaction, including assumption of Rocky debt, has been valued at approximately C$55 million. If the maximum cash is used and pro-rated among all Rocky shareholders, Rocky shareholders would receive approximately 80% consideration in Enterra trust units or exchangeable shares and 20% in cash, and Enterra would be issuing a combination of approximately 2.1 million trust units and exchangeable shares, which is less than 10% of the total number of Enterra trust units currently outstanding.

The Board of Directors of both Rocky and Enterra have each unanimously approved the transaction in principle, and certain directors and management of Rocky, holding approximately 30% of Rocky’s outstanding common shares, have agreed to enter into lock-up agreements to support the transaction. The transaction is subject to the signing of a definitive arrangement agreement and will require approval of 66 2/3% of the votes cast at a meeting of Rocky shareholders and court approval. The Rocky shareholders meeting is expected to be held prior to September 30, 2004.

FirstEnergy Capital Corp., acting as financial advisor to Rocky, has advised the Board of Directors of Rocky that they are of the opinion that the consideration to be provided by Enterra pursuant to the agreement is fair, from a financial point of view, to Rocky shareholders.

The number of trust units or exchangeable shares to be issued will be adjusted if the Nasdaq weighted average trading price of the Enterra trust units for the ten (10) trading days immediately preceding the closing date is different by more than 5% (or $0.87) from the C$17.39 Enterra trading price.

"This acquisition is consistent with Enterra’s business plan, providing both existing production and development opportunities," said Reg Greenslade, chairman of the board of Enterra.

Enterra Conference Call

Enterra Energy Trust (NASDAQ National Market: EENC and TSX: ENT) will issue its financial results for the second quarter ended June 30, 2004 on Thursday, August 5, 2004, prior to the opening of the stock market. Management will also host a conference call later that morning at 9:00 am Mountain Time/11:00 am Eastern Time, to discuss these results, recent corporate news, including the transaction described above, and the outlook for Enterra. Interested parties may participate in the call by dialing 913-905-3162. Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call. After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com. To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada. The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.

Enterra currently pays out a monthly distribution of US$0.12.

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Enterra Energy Trust Page 2

August 5, 2004

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements". These statements involve risks that could significantly impact the Company. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company contacts:                                                                                                 Investor Relations:
Enterra Energy Trust                                                                                              The Equity Group Inc.

Luc Chartrand, 403/213-2502                                                                                  Linda Latman, 212/836-9609

Lynn Wiebe, 403/538-3237                                                                                      Sarah Torres, 212/836-9611

www.enterraenergy.com                                                              www.theequitygroup.com

Rocky Mountain Energy Corp.

William Ambrose

Robert Germiquet

403/265-1234